Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

June 22, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Mr. Dave Edgar

Ms. Kathleen Collins

Mr. Edwin Kim

Mr. Larry Spirgel

Re:	Golden Path Acquisition Corp Response to the Staff’s Comments on Amendment No. 4 to Registration Statement on Form S-4 Filed May 9, 2022 with File No. 333-259896

Dear Mr. Edgar, Ms. Collins, Mr. Kim, and Mr. Spirgel:

On behalf of our client, Golden Path Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 6, 2022 on the Company’s Amendment No. 4 to Registration Statement on Form S-4 previously submitted on May 9, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 5 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 filed May 9, 2022

Summary of the Proxy Statement/Prospectus, page 10

1.	Please address the following as it relates to your revised disclosures in response to prior comment 3:

●	You state that the actual controller of BEIM is the same controller of Best Roads. Clarify what is meant by “actual controller” and disclose the name of such controller and their ownership interest in each entity.

●	Revise to disclose the terms of the Act-in-Concert Agreement.

●	Your disclosures on page F-28 continue to state that MC holds 100% of the equity interests in Mengyun HK and Beijing Xihuiyun. Please revise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 12 and F-49 in accordance with the Staff’s instructions.

2.	With respect to the Act-In-Concert Agreement that gives voting control of MC to Best Road Holdings Limited, please also clarify whether Wei Peng now ultimately controls MC through the ownership of Best Road. If so, your cover page, summary, beneficial ownership table and risk factors sections should clarify his control and concentration of voting power and influence. Further, please clarify whether the Act-In-Concert agreement will survive the post-Business Combination transaction and file it as an exhibit.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page and pages 12, 33 and 203 in accordance with the Staff’s instructions. The Act-in-Concert Agreement has been filed as Exhibit 10.10 of the Revised Registration Statement.

3.	We note that you present two post-reorganization diagrams. Please revise to include a single post-reorganization diagram that is as of a more current date and includes any subsidiaries that you acquired or established after December 31, 2021. In this regard, we note your disclosures on page F-56 regarding Shenzhen Haiyun’s acquisition of Shenzhen Tata and the establishment of Shenzhen Youmi, Horgos Youmi, Shenzhen Yushi and Horgos Yushi. Also, revise to disclose the purpose of each of the newly established entities and clarify whether they have any current operations.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 12 and 13 in accordance with the Staff’s instructions.

Risk Factors, page 21

4.	We note your revised disclosures in response to prior comment 4. Please further revise to clearly state here that MC identified seven material weaknesses in their internal control over financial reporting that have not yet been fully remediated.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 24 in accordance with the Staff’s instructions.

If MC’s direct equity ownership is challenged by the PRC authorities, it may have a significant adverse impact on MC’s operating results..., page 44

5.	We note your response to prior comment 5 regarding your lack of a VIE structure and your belief and PRC counsel’s opinion that direct ownership of your proposed PRC subsidiaries are permitted due to you not participating in any restricted industries. Please revise to provide a description for the basis of this belief that MC and its subsidiaries’ operations fall within the MOFCOM permitted activities and are not subject to restrictions to foreign ownership. Further, your revised disclosure, including the consequences to you should you be incorrect in your assessment that MC operates in solely in permitted industries, should be included on the cover page and summary sections.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page, pages 13-14 and 46 in accordance with the Staff’s instructions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MC Overview, page 133

6.	Please revise your discussion of revenue growth in the Overview section to provide quantified information regarding the increase in revenue related to your fiscal 2020 acquisitions.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 135 in accordance with the Staff’s instructions.

Specific Factors Affecting MC’s Results of Operations

MC’s ability to retain and attract customers, page 134

7.	Please address the following as it relates to your response and revised disclosures to prior comment 8:

●	Provide us with your customer count for each category of customer disclosed at December 31, 2020 and 2021 and tell us your consideration to disclose such amounts in addition to the number of customers during the measurement period.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 135-137 in accordance with the Staff’s instructions.

●	You state that your retention rate is based on the number of customers at the beginning of the period compared to the number old customers during the measurement period. Revise to clarify what is meant by “old customers.”

The Company respectfully advises the Staff that “old customers” means existing customers from a previous measurement period who enter new sales agreements with the Company in the current measurement period. In other words, a repeating customer who keeps loyalty to the company’s services throughout the measurement periods. The Company has also revised the disclosure in the Revised Registration Statement on pages 136 accordingly to clarify.

●	You also disclose that customers included in this metric are based on those that were customers at any point during the period. Please clarify whether a new customer obtained during the measurement period is included in the retention rate calculations and if so, explain to us how this measure reflects your ability to retain your existing customers.

The Company respectfully advises the Staff that new customer obtained during the measurement period is not included in calculation of retention rate. The “old customers” as defined above is equal to total number of customers at the end of measurement period minus new customers obtained during the measurement period. The Company has also revised the disclosure in the Revised Registration Statement on pages 136 accordingly to clarify.

●	Tell us and revise to disclose how customers obtained in your fiscal 2020 acquisitions are included in your retention rate calculations and to the extent possible, quantify the impact of such acquisitions on the increase in the retention rate from fiscal 2020 to fiscal 2021.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 137 in accordance with the Staff’s instructions.

●	Disclose the percentage of revenue generated from your top 20 customers for each period to add context to the relevance to this measure.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 136 and 138 in accordance with the Staff’s instructions.

Results of Operations

Year Ended December 31, 2020, compared to the Year Ended December 31, 2021, page 138

8.	We note your revised disclosures in response to prior comment 11where you state that Horgos Tianyeumeng and Horgos Youshi contributed RMB 104.3 million and RMB 41.6 million, respectively to the increased holographic technology service revenue. However, it remains unclear how the incorporation of these entities contributed so significantly to your revenue growth. Please explain further how entities that were only established in the fourth quarter of fiscal 2020 had such a significant impact on your revenue growth. To the extent that such growth is the result of the tax incentives available in the City of Horgos, explain how tax incentives available to the company impacted your revenue growth. Similar revisions should be made with regards to Horgos Bowei.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 145 in accordance with the Staff’s instructions.

9.	You state that the increase in holographic technology service revenue from fiscal 2020 to fiscal 2021 was mainly due to the acquisition of Shenzhen Tianyuemeng (RMB 3.4 million) and the incorporation of Horgos Tianyeumeng (RMB 104.3 million) and Horgos Youshi (RMB 41.6 million). Please include a discussion of any factors that offset these increases. In this regard, the factors you identify contributed to RMB 149.3 million of revenue growth when holographic technology service revenue increased only RMB 121.1 million.

In response to the Staff’s comments, the Company has also revised the disclosure in the Revised Registration Statement on page 145 in accordance with the Staff’s instructions.

10.	You state that cost of holographic solutions increased by RMB 20.5 million or 3661%. Please provide support for the percentage increase in the cost of such revenues or revise your disclosures as necessary.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 145 in accordance with the Staff’s instructions.

Unaudited Pro Forma Combined Financial Information, page 174

11.	Please remove the comparative pro forma Combined statement of Operations for the year ended December 31, 2020. Refer to Article 11-02(c)(2) of Regulation S-X. Also, revise to remove the introductory discussion of Shenzhen Bowei and Shenzhen Tianyuemeng since these acquisitions are now fully reflected in MC’s results of operations for 2021.

In response to the Staff’s comments, the Company has removed the comparative pro forma combined statement of operations for the year ended December 31, 2020 and related introductory discussion of Shenzhen Bowei and Shenzhen Tianyuemeng in the revised registration statement in accordance with the Staff’s instructions.

12.	We note your revisions in response to prior comment 17. Pro forma adjustment (10) appears to be eliminating $1.4M of transaction costs that are already included in the historical financial statements of MC and Golden Path. Elimination of such costs does not comply with the updated guidance in Article 11-02 of Regulation S-X. Please revise to remove this adjustment and include only those estimated transaction costs that are not yet reflected in the historical statements of operations. Also, disclose in the pro forma notes that such costs will not recur beyond 12 months following the merger. Refer to Article 11-02(a)(6)(B) and 11-02(a)(11) of Regulation S-X.

In response to the Staff’s comments, the Company has removed adjustment (10) and revised disclosure in the Revised Registration Statement on page 186 in accordance with the Staff’s instructions.

MC Hologram Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-27

13.	Please explain what the loan proceeds to third parties and loan repayment from third parties represent. Also, tell us how you determined that such amounts should be presented in investing cash flows. Refer to ASC 230-10-45.

The Company respectfully advises the Staff that for cash management purpose, the Company made short-term loans to third parties to earn interest. The borrowers paid back to the Company from time to time per loan agreements. In accordance with ASC 230-10-45-13, disbursements for loans made by an entity and payments to acquire debt instruments of other entities are cash outflows for investing activities. ASC 230-10-45-12, receipts from debt collections or sales of loans made by an entity and of other entities’ debt instruments and collections on a transferor’s beneficial interests in a securitization of the transferor’s trade receivables are cash inflows from investing activities.

Item 21. Exhibits and Financial Statement Schedules, page II-1

14.	Please revise to include updated consents from Shandong Haoxin Certified Public Accountants Co., Ltd. for inclusion of its audit opinions for Shenzhen Tianyuemeng Technology Co., Ltd. and Shenzhen Bowei Vision Technology Co., Ltd in this registration statement. Alternatively, tell us why you believe the financial statements for these entities are required. Refer to Rule 3-05(a) of Regulation S-X.

In response to the Staff’s comments, the Company has updated consents from Shandong Haoxin Certified Public Accountants Co., Ltd. for Shenzhen Tianyuemeng and Shenzhen Bowei in the revised registration statement in accordance with the Staff’s instructions. Financial statements for these entities are included as the acquisitions meet significance test of 20% or more in accordance with Regulation S-X Rules 3-05 and 1-02(w).

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at 212 599-3322 ext. 25115 or via e-mail at sglauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman

cc:	Yang Ge (DLA Piper)

Bill Huo (Becker)